Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

EVOQ Biomed, Inc.
1895 West 2100 South
Salt Lake City, UT 84119
https://www.evoqmm.com/solutions/evoq-bio

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: EVOQ Biomed, Inc.
Address: 1895 West 2100 South, Salt Lake City, UT 84119
State of Incorporation: DE
Date Incorporated: January 09, 2015

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $25,000,000.00
Discount: 20.0%
Annual Interest Rate: 0.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

PLEASE BE AWARE, that as a condition to investment, you will be required to appoint the Company's CEO, or his or her successor, as your proxy to vote any shares issued upon conversion of the SAFE.

Voting Rights of Securities Sold in this Offering

As a condition to issuance of shares of the Company pursuant to the conversion of the Securities, the Subscriber agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) Crowdfunding Stock issued upon conversion of the Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

1. Events

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON

WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

PLEASE BE AWARE, that as a condition to investment, you will be required to appoint the Company's CEO, or his or her successor, as your proxy to vote any shares issued upon conversion of the SAFE.

*Bonus discount subject to adjustment of bonus discounts for StartEngine safeholders. See discount bonus below.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

EVOQ Biomed, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to any additional bonus available.

The Company and its Business

Company Overview

EVOQ Biomed, Inc. ("EVOQ Bio" or the "Company") is focused on developing innovative therapeutics to combat drug-resistant lung infections, specifically through its lead product, EVQ-218. This broad-spectrum inhaled therapeutic aims to address the significant global health threat posed by antimicrobial resistance (AMR). Targeting patients with pulmonary exacerbations, EVOQ Bio's business model includes clinical validation of EVQ-218, followed by potential licensing and strategic partnerships with pharmaceutical companies and healthcare systems. The Company has already secured $498,000 in non-dilutive funding from the Cystic Fibrosis Foundation, demonstrating strong support from stakeholders in the healthcare community. We believe investing in EVOQ Bio presents a compelling opportunity due to the vast market potential for lung infection treatments, the unique efficacy of its therapeutic candidate against multiple drug-resistant strains, and the experienced leadership team guiding its regulatory strategy.

Corporate Structure & History

Our parent company, EVOQ Nano, Inc., was founded in Delaware in 2011. EVOQ Biomed, Inc. has been a majority-owned subsidiary of EVOQ Nano, Inc. since 2023. The parent company uses a patented high-energy laser ablation process to produce metamaterials. All costs associated with scientific development, legal work, corporate formation, accounting, and preclinical preparation were incurred and paid directly by EVOQ Nano, Inc., the parent company. As a result, no operating expenses are reflected on EVOQ Bio's standalone financial statements. Going forward, EVOQ Bio will begin to incur expenses directly as it transitions into an operating entity in connection with the Regulation Crowdfunding raise.

EVOQ Biomed, Inc. was initially organized as Attostat Biomed, LLC, a Delaware limited liability company on January 9, 2015, and converted to a Delaware corporation on February 1, 2023.

Intellectual Property

The Company has received the right to use certain U.S. patents pursuant to a license agreement, including U.S. Patent No. 12,115,250 relating to the treatment of respiratory infections, as well as additional nanoparticle composition and manufacturing patents. EVOQ Biomed, Inc. holds an exclusive license for therapeutic applications of certain patents within the field of respiratory infections and nonexclusive rights to related manufacturing patents. In addition to this, EVOQ Nano, Inc. has licensed to EVOQ Biomed, Inc. other IP that it has developed, including proprietary know-how and trade secrets related to its nanoparticle platform and inhalation delivery systems.

Competitors and Industry

Industry: The global market for lung infection treatments is substantial, driven by the rising incidence of drug-resistant infections and the urgent need for effective therapies. With over 450 million lung infections reported annually worldwide and increasing awareness of AMR, the market is poised for growth. The demand for innovative solutions is underscored by the World Health Organization's identification of AMR as a critical public health threat. EVOQ Bio positions itself within this rapidly evolving landscape, aiming to set new standards in the treatment of resistant infections.

Competitors: Major competitors in the market include established pharmaceutical companies that focus on antibiotic development, such as Pfizer and Paratek. While these companies often pursue narrow-spectrum antibiotics, EVOQ Bio differentiates itself with EVQ-218's broad-spectrum efficacy, which has demonstrated no resistance in extensive testing. This innovative approach not only addresses the limitations of existing antibiotics but also aligns with the pressing need for durable solutions in a market that is currently underserved.

Current Stage and Roadmap

Current Stage: EVOQ Bio is currently in the pre-clinical stage of development for its therapeutic candidate, EVQ-218. The product is designed to target a range of drug-resistant pathogens associated with pulmonary infections, with encouraging preclinical results indicating a strong safety profile and efficacy against multiple strains. The company is preparing for an Investigational New Drug (IND) filing to advance its clinical studies.

Future Roadmap: In the short term, EVOQ Bio plans to complete critical safety studies and file for IND approval, setting the stage for first-in-human trials. In the medium term, the company aims to pursue licensing agreements and strategic partnerships for late-stage clinical trials, while exploring collaborations with healthcare systems to enhance access and distribution of EVQ-218. This strategic roadmap positions EVOQ Bio to make significant advancements in the treatment of drug-resistant lung infections.

The Team

Officers and Directors

Name: David Ray Parkinson

David Ray Parkinson's current primary role is with EVOQ Nano, Inc.. David Ray Parkinson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: General Counsel and Board Member
  Dates of Service: May, 2025 - Present
  Responsibilities: I serve as General Counsel of EVOQ Bio, overseeing legal strategy, regulatory planning, financing, and partnerships supporting the development of EVQ-218.

- Position: Board Member
  Dates of Service: April, 2025 - Present
  Responsibilities: Board Oversight

Other business experience in the past three years:

- Employer: EVOQ Nano, Inc.
  Title: General Counsel and Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: I have served in the Board of Directors of EVOQ Nano, Inc. since January 2016. I serve as General Counsel of EVOQ Nano, Inc., the parent company to EVOQ Bio, I work for the company overseeing legal strategy, regulatory planning, financing, and partnerships supporting the development of EVQ-218. I spend equal time between EVOQ Nano, Inc. and EVOQ Biomed, Inc.

Other business experience in the past three years:

- Employer: Price, Parkinson & Kerr, PLLC
  Title: Partner
  Dates of Service: January, 2010 - Present
  Responsibilities: I am an equity partner at Price Parkinson & Kerr, PLLC, serving in a limited advisory capacity with minimal ongoing time commitment.

Other business experience in the past three years:

- Employer: iDrive Logistics, LLC.
  Title: Senior Counsel
  Dates of Service: January, 2010 - Present
  Responsibilities: I serve as senior legal counsel at iDrive Logistics, LLC in a limited advisory capacity with minimal ongoing time commitment.

Name: David Brown Nilson

David Brown Nilson's current primary role is with EVOQ Nano, Inc.. David Brown Nilson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Development Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Primary responsibility is the development of the technology for future commercialization.

Other business experience in the past three years:

- Employer: EVOQ Nano, Inc.
  Title: Chief Development Officer
  Dates of Service: August, 2020 - Present
  Responsibilities: Primary responsibility is the development of the technology for future commercialization.

Name: Shaun Robert Rothwell

Shaun Robert Rothwell's current primary role is with EVOQ Nano, Inc.. Shaun Robert Rothwell currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman & CEO
  Dates of Service: April, 2025 - Present
  Responsibilities: Chairman & CEO

Other business experience in the past three years:

- Employer: EVOQ Nano, Inc.
  Title: Chairman & CEO
  Dates of Service: August, 2022 - Present
  Responsibilities: Chairman & CEO

Other business experience in the past three years:

- Employer: iDrive Logistics
  Title: Founder
  Dates of Service: January, 2008 - Present
  Responsibilities: Founder and Chairman

Name: DeLyle Wade Bloomquist

DeLyle Wade Bloomquist's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2025 - Present
  Responsibilities: I serve on the Board of Directors of EVOQ Nano, Inc. and its wholly owned subsidiary, EVOQ Biomed, Inc.

Other business experience in the past three years:

- Employer: EVOQ Nano, Inc.
  Title: Board Member
  Dates of Service: June, 2021 - Present
  Responsibilities: I serve on the Board of Directors of EVOQ Nano, Inc. and its wholly owned subsidiary, EVOQ Biomed, Inc.

Other business experience in the past three years:

- Employer: Rayonier Advanced Materials
  Title: President and CEO
  Dates of Service: May, 2022 - January, 2026
  Responsibilities: Highest ranking executive at RYAM responsible for making major decisions, managing overall operations, and serving as the main point of communication between the Board and the RYAM organization.

Other business experience in the past three years:

- Employer: Sisecam Wyoming LLC
  Title: Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: I serve on the Board of Directors for Sisecam Wyoming LLC, and advise the management of its 49% Partner, Natural Resources Partners, on the soda ash business

Name: Burke Nyal Perrett

Burke Nyal Perrett's current primary role is with EVOQ Nano, Inc.. Burke Nyal Perrett currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller
  Dates of Service: April, 2025 - Present
  Responsibilities: Controller

Other business experience in the past three years:

- Employer: EVOQ Nano, Inc.
  Title: Controller
  Dates of Service: January, 2025 - Present
  Responsibilities: Controller

Other business experience in the past three years:

- Employer: ARS
  Title: Controller
  Dates of Service: September, 2022 - January, 2025
  Responsibilities: Controller

Name: Timothy Paul Stratford

Timothy Paul Stratford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2025 - Present
  Responsibilities: I serve on the Board of Directors of EVOQ Nano, Inc. and its whole-owned subsidiary, EVOQ Biomed, Inc.

Other business experience in the past three years:

- Employer: EVOQ Nano, Inc.
  Title: Director

Dates of Service: January, 2025 - Present
Responsibilities: I serve on the Board of Directors of EVOQ Nano, Inc. and its whole-owned subsidiary, EVOQ Biomed, Inc.

Other business experience in the past three years:

- Employer: Covington & Burling LLP
  Title: Senior Counsel
  Dates of Service: February, 2010 - Present
  Responsibilities: Retired partner (as of Oct 1, 2022) assisting with various client matters in part-time capacity as senior counsel.

Name: Peter Barton Hutt

Peter Barton Hutt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Member, Board of Directors
  Dates of Service: April, 2025 - Present
  Responsibilities: I serve on the Board of Directors of EVOQ Nano, Inc. and its wholly owned subsidiary, EVOQ Biomed, Inc.

Other business experience in the past three years:

- Employer: EVOQ Nano, Inc.
  Title: Director
  Dates of Service: April, 2025 - Present
  Responsibilities: I serve on the Board of Directors of EVOQ Nano, Inc. and its whole-owned subsidiary, EVOQ Biomed, Inc.

Other business experience in the past three years:

- Employer: Covington & Burling LLP
  Title: Senior Counsel
  Dates of Service: October, 1960 - Present
  Responsibilities: Peter Barton Hutt is a former FDA Chief Counsel and Harvard Law Professor Emeritus. A leading authority on food and drug law, he has advised life-science companies for decades on regulation, policy, and compliance.

Name: Paul Peters

Paul Peters's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2026 - Present
  Responsibilities: Serve on the Board of Directors of EVOQ Nano, Inc. and its wholly owned subsidiary, EVOQ Biomed, Inc.

Other business experience in the past three years:

- Employer: EVOQ Nano, Inc.
  Title: Director
  Dates of Service: January, 2026 - Present
  Responsibilities: I serve on the Board of Directors of EVOQ Nano, Inc. and its whole-owned subsidiary, EVOQ Biomed, Inc.

Other business experience in the past three years:

- Employer: Self-Employed – Strategic Consulting Practice

Title: Principal / Strategic Advisor
Dates of Service: January, 2022 - Present
Responsibilities: Provides strategic consulting to organizations in life sciences, defense, and public-sector operations, leveraging senior-level experience as a retired U.S. Army Major General. Advises executive teams on organizational readiness, complex program oversight, and leadership strategy.

Name: Dayne Jenson

Dayne Jenson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer
  Dates of Service: May, 2026 - Present
  Responsibilities: As the chief medical officer I work closely with the research, regulatory, and executive teams to help bring a safe and effective therapy to market.

Other business experience in the past three years:

- Employer: Oragen
  Title: President and Founder, Surgeon
  Dates of Service: March, 2020 - Present
  Responsibilities: I am the founder and president of the group. I operate daily and assist other doctors in the management of their practices.

Other business experience in the past three years:

- Employer: Jensen Cosmetic and Reconstructive Surgery
  Title: Cosmetic Surgeon
  Dates of Service: July, 2014 - Present
  Responsibilities: Providing cosmetic and reconstructive surgical services including facial surgery, dental implantology, and aesthetic procedures.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms), advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

EVOQ Biomed, Inc. was formed on February 1, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. EVOQ Biomed, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Simple Agreement for Future Equity has no rights to vote until conversion, if any.

The SAFEs have no voting rights. Should the SAFE convert into voting equity, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
EVOQ Nano, Inc.	49,500,000	Class A Voting Common Stock	99.0%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, Preferred Stock, and CF SAFE Note.

Class A Voting Common Stock

The amount of security authorized is 70,000,000 with a total of 50,000,000 outstanding.

Voting Rights

One vote per share on all matters, including director elections.

Material Rights

Distribution rights & preferences:

No special distribution preference; participates with Class B as a single class in dividends if and when declared by the Board.

Liquidation rights & preferences:

No liquidation preference; participates pro rata with Class B (and behind any Preferred Stock preferences, if Preferred is later issued with preferences).

Dividend rights:

No guaranteed dividend. Dividends, if declared, are shared with Class B as a single class.

Class B Non-Voting Common Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Distribution rights & preferences:

Economically the same as Class A: participates with Class A as a single class in dividends if declared.

Liquidation rights & preferences:

No liquidation preference; participates pro rata with Class A (and behind any later-issued Preferred preferences).

Dividend rights:

No guaranteed dividend. Dividends, if declared, are shared with Class A as a single class.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Voting Rights

No voting rights have been designated for Preferred Stock, such rights may be designated at a future date by the

Corporation's board of directors..

Material Rights

"blank check" preferred stock, the rights and powers of which may be designated at a future date by the Corporation's board of directors.

CF SAFE Note

The security will convert into Crowdfunding stock and the terms of the CF SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: This SAFE will convert Crowdfunding Stock automatically upon the Company's next Equity Financing in which the Company raises at least $5,000,000 in new money, at which point the investor will receive shares of the same class issued in that round, subject to the Valuation Cap and, if applicable, the StartEngine Venture Club Bonus Discount provisions.

Material Rights

Voting Rights of Securities Sold in this Offering

As a condition to issuance of shares of the Company pursuant to the conversion of the Securities, the Subscriber agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) Crowdfunding Stock issued upon conversion of the Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

1. Events

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or

1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

What it means to be a minority holder

As a future minority holder of the underlying securities of the SAFE of this offering, should the SAFE convert into voting equity you will be granting your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

EVOQ Bio is a pre-revenue biotechnology company focused on advancing its lead asset, EVQ-218, through required preclinical development toward human clinical trials. As is typical for companies at this stage, revenue generation is not expected until key value inflection points are achieved, such as successful completion of preclinical studies, entry into clinical trials, and/or a strategic partnership or licensing transaction with a pharmaceutical company.

The Company's current operating model is highly capital-efficient. EVOQ Bio operates as a 99% owned subsidiary of EVOQ Nano, Inc. and leverages shared infrastructure, personnel, and resources. As a result, it does not currently carry significant fixed overhead or independent operating expenses.

Funds raised through this offering are expected to be deployed primarily toward third-party preclinical studies required for an FDA Investigational New Drug (IND) application. These studies, including safety, toxicology, and efficacy assessments, are milestone-driven and discretionary, meaning the Company can pace expenditures in alignment with available capital.

Because expenses are largely variable and tied to specific development activities, EVOQ Bio believes it can operate for an extended period without revenue by scaling the timing and scope of these studies. Each completed study is designed to increase the value of EVQ-218 by reducing technical and regulatory risk, thereby improving the likelihood of securing non-dilutive funding, strategic partnerships, or acquisition interest.

In summary, EVOQ Bio's ability to operate without revenue is supported by:

- A low fixed-cost structure through its relationship with EVOQ Nano, Inc.

- A milestone-based development plan that allows flexible capital deployment

- Multiple anticipated value inflection points that can attract partnership or exit opportunities prior to commercialization

This structure is typical of early-stage biotechnology companies, where value creation is driven by clinical and regulatory progress rather than near-term revenue generation.

Foreseeable major expenses based on projections:

EVOQ Bio's projected expenses are primarily driven by advancing its lead therapeutic candidate, EVQ-218, through the preclinical development process required to support an FDA Investigational New Drug (IND) application.

The Company's major anticipated expenses fall into the following categories:

1. Preclinical Safety and Toxicology Studies (Primary Use of Funds)

The substantial majority of projected expenses will be allocated to third-party contract research organizations (CROs) to conduct FDA-required studies. These studies are modular and can be executed sequentially, allowing the Company to make meaningful progress as capital is raised. Estimated costs, from lowest to highest, include:

- hERG Assay (~$40,000)

- Ames Assay (~$50,000)

- Chromosomal Aberration Assay, if required (~$50,000)

- Cardiopulmonary Safety Assessments (~$250,000)

- Non-GLP Large Animal Maximum Tolerated Dose (MTD) Study (~$750,000)

- Ferret Efficacy Model (~$1,200,000)

- GLP Maximum Tolerated Dose (MTD) Study (~$1,300,000)

- GLP 14/28-Day Toxicology Study (cost dependent on final protocol and scope)

Each of these studies is designed to answer critical safety and efficacy questions. As results are generated, they are intended to reduce regulatory and technical risk and may increase the value of EVQ-218, which could help position the Company for follow-on investment, partnership, or other strategic transactions, assuming results are supportive of continued development.

2. Regulatory and Scientific Oversight

Additional expenses will include regulatory consulting, data analysis, and preparation of materials necessary for IND submission. These costs ensure that all studies are properly designed, executed, and aligned with FDA expectations.

3. Limited Internal Personnel and Project Management

EVOQ Bio operates with a lean structure. Internal expenses are expected to remain modest and primarily relate to oversight and management of preclinical programs and coordination of third-party vendors.

4. General and Administrative (G&A) Expenses

General and administrative expenses are expected to be minimal, as the Company leverages shared infrastructure, personnel, and resources from its parent, EVOQ Nano, Inc.. This capital-efficient model allows the Company to direct the majority of funds toward value-creating development activities.

Overall, EVOQ Bio's expense profile is highly focused on milestone-driven development, with flexibility to scale expenditures based on available capital while continuing to advance EVQ-218 toward human clinical trials, subject to the outcomes of these studies and standard risks inherent in drug development.

Use of Proceeds

EVOQ Bio intends to deploy capital in a milestone-driven manner to advance EVQ-218 through key preclinical studies required for an FDA IND submission. The Company's strategy is intended to generate value at each stage by completing discrete studies that reduce risk and increase attractiveness for partnership or follow-on investment.

Capital Deployment by Funding Level Funding Level Primary Use of Proceeds Expected Milestones / Value Inflection

$250K – $500K - hERG Assay - Ames Assay - Chromosomal Aberration Assay (if required) Establish initial safety profile; early validation of tolerability and absence of key toxicity signals

$500K – $1.2M (Initial Raise Cap) - Cardiopulmonary Safety Assessments - Initiation of Non-GLP Large Animal MTD Study Demonstrates in vivo safety and dose range; critical step toward IND-enabling studies

$1.2M – $2.5M - Completion of Non-GLP Large Animal MTD Study - Initiation of GLP MTD Study Establishes maximum tolerated dose and supports regulatory pathway; major de-risking milestone

$2.5M – $5M (Target Raise) - GLP MTD Study Completion - GLP 14/28-Day Toxicology Study - Cardiopulmonary Assessments Completion Core IND-enabling safety package substantially complete; positions EVQ-218 for IND submission readiness

$5M+ (if expanded) - Ferret Efficacy Model - IND preparation and submission Demonstrates efficacy in a clinically relevant model; significant value inflection for partnership or acquisition discussions

Future operational challenges:

As a preclinical biotechnology company, EVOQ Bio anticipates several operational challenges associated with advancing EVQ-218 through development toward human clinical trials. These challenges are typical for companies at this stage and are actively managed through a capital-efficient and milestone-driven approach.

1. Preclinical Development Execution

The Company's progress depends on the timely and successful completion of third-party preclinical studies, including safety, toxicology, and efficacy assessments. These studies are conducted by specialized contract research organizations (CROs), and delays or variability in timelines may occur. EVOQ Bio mitigates this risk by working with experienced partners and sequencing studies to allow flexibility in execution.

2. Regulatory Pathway and IND Preparation

Navigating the regulatory process for an Investigational New Drug (IND) application requires careful coordination of data, study design, and compliance with FDA expectations. While the Company has already completed a pre-IND meeting, additional regulatory interactions and evolving requirements may present challenges as development progresses.

3. Capital Requirements and Funding Timing

Advancing EVQ-218 through preclinical development requires staged capital investment. While the Company's modular development plan allows it to scale activities based on available funding, there may be periods where additional capital is required to maintain momentum. EVOQ Bio is addressing this through its current crowdfunding initiative and ongoing evaluation of strategic funding alternatives, including partnerships and non-dilutive sources.

4. Translation from Preclinical to Clinical Outcomes

As with all drug development programs, there is inherent uncertainty in how preclinical results will translate to human clinical outcomes. The Company's development strategy is designed to systematically evaluate safety and efficacy to reduce this risk prior to initiating clinical trials.

5. Manufacturing and Formulation Scale-Up

As EVQ-218 advances, the Company will need to further develop and scale its formulation and manufacturing processes to support clinical and eventual commercial production. This may require additional technical development and coordination with manufacturing partners.

6. Maintaining a Lean Operating Model

EVOQ Bio operates with a capital-efficient structure, leveraging shared resources from its parent, EVOQ Nano, Inc.. As development progresses, the Company will need to balance maintaining this efficiency with expanding operational capabilities to support more advanced stages of development.

Overall, while these challenges are inherent to early-stage biotechnology development, EVOQ Bio's strategy is to address them through disciplined capital allocation, experienced scientific and regulatory guidance, and a phased development plan designed to generate value at each stage, assuming supportive study outcomes.

Future challenges related to capital resources:

As a preclinical biotechnology company, EVOQ Bio anticipates several challenges related to capital resources as it advances EVQ-218 through development toward human clinical trials. These challenges are typical for companies at this stage and are addressed through a disciplined, milestone-driven financing strategy.

1. Staged Capital Requirements

The development of EVQ-218 requires sequential investment across multiple preclinical studies, each designed to support regulatory advancement. While the Company's modular approach allows it to scale spending based on available capital, additional funding will be required to complete the full IND-enabling package.

2. Timing and Availability of Capital

There may be periods where the timing of capital raises does not perfectly align with development milestones. Market conditions, investor sentiment, and broader economic factors can influence access to capital. EVOQ Bio is addressing this by pursuing multiple financing pathways, including equity crowdfunding, strategic partnerships, and non-dilutive funding sources.

3. Dependence on Development Milestones

Access to future capital is often tied to the successful completion of preclinical and clinical milestones. Positive study results are expected to increase the Company's ability to raise additional funding on favorable terms, while less favorable or inconclusive results may impact financing options, as is typical in drug development.

4. Potential Dilution to Investors

As with most early-stage biotechnology companies, EVOQ Bio may require additional rounds of financing prior to generating revenue. These future financings could result in dilution to existing investors, depending on the structure and timing of such transactions.

5. Balancing Capital Efficiency with Development Speed

The Company is focused on maintaining a lean operating model by leveraging shared resources from its parent, EVOQ Nano, Inc. However, there is an inherent balance between conserving capital and accelerating development timelines, which may require strategic decisions regarding the pace of investment.

Overall, EVOQ Bio's approach to capital resource management is centered on raising funds in stages aligned with key value inflection points. This strategy is designed to maximize flexibility, help reduce risk, and potentially position the Company for follow-on investment, partnership, or other strategic opportunities, assuming supportive development outcomes.

Future milestones and events:

EVOQ Bio anticipates several future milestones and events that may significantly impact the Company's financial position and overall growth. These milestones are centered on advancing EVQ-218 through preclinical development, generating validating data, and expanding access to both dilutive and non-dilutive funding sources.

1. Completion of Key Preclinical Studies

The successful execution of IND-enabling studies, including safety, toxicology, and efficacy assessments, represents the most immediate and significant value drivers for the Company. Each completed study is expected to reduce technical and regulatory risk and enhance the value of EVQ-218. Importantly, these studies build on a growing body of internal and external data demonstrating broad-spectrum antimicrobial activity and a lack of observed resistance in serial passage testing to date, further strengthening the asset's differentiation, assuming supportive results.

2. IND Submission and Clearance

Submission of an Investigational New Drug (IND) application to the FDA, and subsequent clearance to initiate human clinical trials, would represent a major inflection point. Entry into clinical development is typically transformative for biotechnology companies and may significantly expand financing and partnership opportunities.

3. Strategic Partnerships or Licensing Transactions

As EVQ-218 advances and additional data is generated, EVOQ Bio anticipates potential collaboration, co-development, or licensing opportunities with pharmaceutical or biotechnology companies. This includes continued engagement with organizations such as the Cystic Fibrosis Foundation, which has previously supported underlying research. The Company's goal is to position EVQ-218 as a differentiated asset in the anti-infective space, which may enable access to non-dilutive or minimally dilutive capital, as well as development and commercialization expertise.

4. Non-Dilutive Funding Opportunities

The Company is actively pursuing grant funding and other non-dilutive capital sources to support development. In addition, proposed legislation such as the PASTEUR Act, if enacted, could provide meaningful financial incentives for the development of novel anti-infective therapies like EVQ-218.

5. Scientific Publications and External Validation

The Company has recently published data relating to EVQ-218's activity against ESKAPE pathogens in the journal Antibiotics, and is actively working on additional peer-reviewed publications. Continued publication of data, particularly demonstrating activity against drug-resistant bacteria and fungi and the absence of observed resistance development, serves as a powerful form of third-party validation. These publications are intended to increase visibility, credibility, and interest from both the scientific community and potential strategic partners.

6. Future Financing Events

EVOQ Bio expects to pursue additional financing following key value inflection points, including completion of preclinical studies and potential IND clearance. These financings may include equity offerings, strategic investments, or partnership-based funding, with the objective of aligning capital formation with increases in asset value.

7. Expansion of Commercial Opportunity

Over time, successful development of EVQ-218 may support expansion beyond the initial focus on cystic fibrosis-related infections into broader pulmonary and infectious disease indications. This potential expansion represents a significant opportunity to increase the long-term commercial value of the platform.

Overall, EVOQ Bio's strategy is to create value through a series of reinforcing milestones, scientific validation, regulatory advancement, and increasing external visibility, each of which is expected to enhance the Company's ability to access capital and pursue strategic opportunities, assuming continued positive development outcomes.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2026, the Company has approximately $11,000 in cash on hand. EVOQ Bio does not currently have its own credit facilities, revenue, or shareholder loans. Prior operating expenses related to scientific development, regulatory activities, and corporate formation were historically funded by the parent company, EVOQ Nano, Inc., prior to the subsidiary's spin-out.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are critical to our operations. These funds are required to support the preclinical safety studies, FDA-aligned toxicology work, and inhalation development activities necessary to advance EVQ-218 toward a Phase 1B/2A clinical trial. The proceeds from funds raised will be used to advance EVQ-218 through the preclinical studies required before submitting an Investigational New Drug (IND) application to the FDA. These IND-enabling studies include:

- Non-GLP large-animal maximum tolerated dose (MTD)

- GLP MTD

- GLP 14/28-day repeat-dose toxicology studies in two species

- PK/PD/ADME studies

- Ames assay

- Micronucleus assay

- hERG assay

- Cardiopulmonary assessments

- Ferret efficacy model

The full cost of completing all IND-enabling studies exceeds the maximum offering amount. As a result, the Company intends to apply raised funds sequentially, prioritizing the highest-impact toxicology and safety assays that aim to advance the regulatory package and reduce development risk.

Why Every Dollar Counts

Because the Company's overhead is extremely low, investor funds will primarily be allocated toward direct scientific testing. Even the minimum raise of $20,000 enables the Company to complete a meaningful study—such as the Ames assay—that provides essential regulatory data and helps increase the maturity of the program.

If the maximum amount of $1,2350,000 is raised, the Company anticipates being able to complete a substantial portion of the IND-enabling studies. Completing these studies would advance the Company significantly toward an IND submission, which may increase its ability to secure additional financing, partnerships, or grant funding.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes. The funds from this campaign are necessary to the Company's viability. If the maximum offering amount is raised, 100% of EVOQ Bio's operating capital will be made up of funds raised through this Regulation Crowdfunding campaign, as existing cash has been or is expected to be largely expended on offering-related costs".

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The proceeds from this campaign are critical to sustaining operations and advancing the preclinical program. The Company is in the preclinical, pre-revenue stage, and historical cash flows are not indicative of future performance. Past operating expenses have been minimal due to parent-company support. The Company does not currently maintain significant fixed monthly operating expenses as a standalone entity. Current expenses are primarily limited to project management and oversight, regulatory and scientific consulting, and basic administrative and compliance costs., but continued development will require dedicated capital. If only the minimum raise is achieved, the Company anticipates operating for approximately 3–6 months based on a low monthly burn directed primarily toward specific assays.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum raise is achieved, the Company anticipates being able to fund 18–24 months of operations and advance EVQ-218 through a substantial share of its IND-enabling work.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not secured any additional future sources of capital. The Company may consider future capital raises, including potential equity financings or strategic partnerships, as the development of EVQ-218 progresses. However, no such arrangements are in place today, and there are no committed lines of credit, required capital contributions, or concurrent offerings at this time.

Accordingly, the proceeds from this Regulation Crowdfunding campaign represent the primary source of funding available to advance our planned preclinical studies.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $25,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Overhead and Salaries
  2.5%
  Covers minimal administrative, accounting, and compliance costs needed to support early preclinical work.

- Preclinical Testing
  90.0%
  Applied directly to critical preclinical assays, beginning with the Ames Assay and other early-stage toxicology screens. Even at this minimal level, the funds meaningfully advance the regulatory package and increase the company's value ahead of additional fundraising.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Overhead and Salaries
  10.0%
  Covers minimal administrative, accounting, and compliance costs needed to support early preclinical work.

- IND-Enabling Studies
  82.5%
  The proceeds from funds raised will be used to advance EVQ-218 through the preclinical studies required before submitting an Investigational New Drug (IND) application to the FDA

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.evoqmm.com/solutions/evoq-bio (https://www.evoqmm.com/solutions/evoq-bio/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/evoq-bio

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR EVOQ Biomed, Inc.

[See attached]

EVOQ BIOMED, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited)

(UNAUDITED)



SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Evoq Biomed, Inc.
Salt Lake City, Utah

We have reviewed the accompanying financial statements of ABC Company (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

January 23, 2026
Los Angeles, California

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	18,000	$	-
Total Current Assets		**18,000**		**-**
Total Assets	$	**18,000**	$	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Total Liabilities		-		-
STOCKHOLDERS' EQUITY				
Common Stock		1		-
Additional Paid in Capital		19,999		-
Accumulated Deficit		(2,000)		-
Total Stockholders' Equity/Deficit		**18,000**		**-**
Total Liabilities and Stockholders' Equity/Deficit	$	**18,000**	$	**-**

See accompanying notes to financial statements.

For the Years Ended December 31,		2025		2024	
(USD $ in Dollars) - 3 -					
Net Revenue	$	-	$	-	
Cost of Goods Sold		-		-	
Gross Profit/ (Loss)		**-**		**-**	
Operating Expenses					
General and Administrative		2,000		-	
Total Operating Expenses		**2,000**		**-**	
Operating Loss		**(2,000)**		**-**	
Interest Expense		-		-	
Other Loss/(Income)		-		-	
Loss Before Provision for Income Taxes		**(2,000)**		**-**	
Provision/(Benefit) for Income Taxes		-		-	
Net Loss	$	**(2,000)**	$	**-**	

See accompanying notes to financial statements.

| (in , $US) | Common Stock | | Additional Paid in | Accumulated | Total Stockholders' Equity |
	Shares	Amount	Capital	Deficit	
Balance—December 31, 2023		$ -		$ -	$ -
Net Income/(Loss)				-	-
Balance—December 31, 2024	-	-		$ -	$ -
Issuance of stock	1,000	1	19,999		20,000
Net Loss				(2,000)	(2,000)
Balance—December 31, 2025	**1,000**	$ **1**	$ **19,999**	$ **(2,000)**	$ **18,000**

See accompanying notes to financial statements.

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(2,000)	$	-
Net Cash Used In Operating Activities		**(2,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		20,000		-
Net Cash Provided by Financing Activities		**20,000**		**-**
Change in Cash		**18,000**		**-**
Cash —Beginning of The Year		-		-
Cash—End of The Year	$	**18,000**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Evoq Biomed, Inc. was originally formed on January 9, 2015, in the State of Delaware as a limited liability company under the name Attostat Biomed, LLC. On February 1, 2023, the Company converted to a Delaware corporation and changed its name to EVOQ Biomed, Inc. The financial statements of Evoq Biomed, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Salt Lake City, Utah.

EVOQ Nano is a U.S.-based nanotechnology company focused on developing engineered nanoparticle solutions for biomedical and medical device applications. The Company's proprietary technology is being advanced for therapeutic use, including antimicrobial treatments targeting drug-resistant bacterial infections, as well as for integration into medical devices to reduce infection risk. Its operations are primarily focused on research, development, and regulatory advancement of its nanoparticle platform.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company has not generated revenue from contracts with customers for the years ended December 31, 2025 and 2024.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will

not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 1,000 shares of common stock with par value of $0.001. As of December 31, 2025, and 2024, 1,000 shares and 0 shares of common stock, respectively, have been issued and were outstanding.

4.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (519)	$ -
Valuation Allowance	519	-
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (519)	$ -
Valuation Allowance	519	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

5.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6.   RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2025.

7.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,000, an operating cash outflow of $2,000. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

8.   SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in EVOQ Bio

Advancing solutions to eliminate deaths from drug-resistant lung infections

EVOQ Bio is a pre-clinical drug development company engineering EVQ-218, a novel antimicrobial candidate targeting pathogens associated with multidrug-resistant lung infections. Peer-reviewed research published in the journal ACS Omega characterizes the precise nanoscale architecture of the platform, while a peer-reviewed study published in...

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

metamaterials
multidrug-
resistant lung infections.

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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REASONS TO INVEST



1. A breakthrough approach to antimicrobial resistance

EVQ-218 utilizes a physical mechanism designed to circumvent the resistance mechanisms that limit traditional antibiotics. In peer-reviewed research published in Antibiotics, the candidate demonstrated no observed resistance development over 30 serial passages. While standard-of-care antibiotics (tobramycin and ciprofloxacin) rapidly lost effectiveness as bacteria adapted, EVQ-218 maintained potency throughout the study under the same conditions. In studies at Seattle Children's Research Institute, the candidate demonstrated broad-spectrum bactericidal activity against 64 diverse clinical isolates, including multidrug-resistant strains clinically significant in complex respiratory infections.

2. Clear regulatory alignment and strong safety signals

We believe the program has reached key milestones ahead of typical seed stage timelines. An FDA Pre-IND meeting provided regulatory feedback informing the pathway to clinical trials. Supporting this strategy, inhalation toxicology studies in rats at Lovelace Biomedical showed favorable tolerability, providing encouraging preliminary safety data, while peer-reviewed characterization in ACS Omega demonstrated the structural consistency of the manufacturing process.

3. A scalable platform for therapeutic innovation

EVQ-218 is the lead candidate for a proprietary metamaterial technology designed to address the growing resistance challenges facing traditional antibiotics. While most standard drugs rely on specific chemical binding sites that bacteria easily evolve to modify, the EVOQ platform utilizes physical architecture to drive performance. This structural approach is designed to offer a scalable platform capable of generating a pipeline of

therapeutic antimicrobial assets for high-need indications beyond the lung

EVQ-218 is an investigational product that has not been approved by the U.S. Food and Drug Administration. There can be no assurance that it will receive regulatory approval or become commercially available.

TEAM



Shaun Robert Rothwell • Chairman & CEO

Shaun Rothwell. CEO of EVOQ Bio, is a successful entrepreneur and business leader with a strong track record of building and scaling companies. He is now dedicating his experience and strategic vision to ...

Read More





David Ray Parkinson • General Counsel and Board Member

David Parkinson. David Parkinson is a public health subject matter expert focused on cystic fibrosis, informed by decades of advocacy and research engagement. A practicing attorney since 1998, he brings ...

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David Brown Nilson • Chief Development Officer

David Nilson. Leads development of the inhaled EVQ-218 therapeutic for pulmonary bacterial infections at EVOQ Bio, focusing on cystic fibrosis patients facing antibiotic-resistant bacteria. With 20+ years in biotech, ...

Read More



Show More

THE PITCH

Performance isn't formulated. It's engineered.

EVOQ Bio is engineering EVQ-218, a novel antimicrobial candidate targeting multidrug-resistant lung infections that pose growing challenges for current treatments. The challenge facing the industry is fundamental: bacteria quickly evolve to become resistant to traditional antibiotics. To solve this, the EVOQ platform utilizes precise nanoscale architecture to drive performance, designed to bypass the resistant mechanisms that limit traditional antibiotics.

Human clinical trials are subject to completion of required preclinical studies and FDA clearance of an Investigational New Drug (IND) application.

Performance isn't formulated. It's engineered.

A novel antimicrobial platform targeting
multi drug-resistant lung infections

Advancing EVQ-218 toward human trials

Forward-looking statements and projections are estimates, not guarantees of future performance.

Supported by peer review and robust data

Recent peer-reviewed publications support the potential of this approach. Research published in Antibiotics demonstrated no observed resistance development for EVQ-218 over 30 serial passages, maintaining full potency while standard-of-care antibiotics (tobramycin and ciprofloxacin) lost effectiveness under the same conditions. In studies using patient-derived samples, researchers at Seattle Children's Research Institute confirmed broad-spectrum activity against 64 diverse clinical isolates, including multidrug-resistant strains.

A disciplined, milestone-driven pathway toward clinical trials

The program has advanced beyond the proof-of-concept stage. Supported by $498,000 in awards from the Cystic Fibrosis Foundation, the company has successfully completed their Pre-IND meeting with the FDA. This regulatory engagement helps support the path toward clinical trials, underpinned by inhalation toxicology studies in rats at Lovelace Biomedical that showed favorable tolerability. Operating with a capital-efficient model that directs resources toward IND-enabling studies, EVOQ Bio believes it offers investors a tangible opportunity to accelerate a potential breakthrough therapy into human trials.

THE PROBLEM & OUR SOLUTION

Antimicrobial resistance (AMR) is one of the greatest medical threats of our time—responsible for more than 1.27 million deaths each year and undermining the effectiveness of nearly every frontline antibiotic. Drug-resistant lung infections are among the most difficult to treat, driving hospitalizations, accelerating lung decline, and costing the healthcare system billions annually.

Traditional antibiotics are losing effectiveness quickly because bacteria evolve resistance to single-target mechanisms of action. This leaves patients—especially those with chronic lung diseases like cystic fibrosis—vulnerable to infections that today's drugs can no longer control.

Antibiotics are losing the fight.

Drug-resistant lung infections are escalating into a global crisis.



Single-target antibiotics
• Rapid resistance develops



Drug-Resistant Lung Infections
• 1.27M deaths annually



* Effectiveness declines
* Recurrent infections

* Chronic inflammation
* Accelerated lung decline

When antibiotics fail, EVQ-218 is designed to advance.

EVQ-218 is an investigational product that has not been approved by the FDA, and there is no assurance that it will receive regulatory approval. Statements regarding activity, resistance, safety, and performance are based on preclinical studies and may not be reflected in human trials.

The EVOQ Bio solution is EVQ-218, a novel inhaled broad-spectrum antimicrobial engineered to overcome resistance.

In preclinical studies, EVQ-218:

* Killed 100% of 64 clinical strains tested at Seattle Children's (including ESKAPE pathogens)

* Showed no resistance development in 30-passage assays

* Demonstrated early signs of lung safety in animal studies

* Operates via a novel, multi-target mechanism, designed to reduce the likelihood of resistance

By delivering the therapeutic directly to the lungs—where these infections occur—we believe EVQ-218 has the potential to transform care for patients facing drug-resistant infections and address a rapidly escalating global health crisis.



Tony Robbins
Global business leader & philanthropist

You don't solve a massive problem with incremental thinking. Antimicrobial resistance is one of the greatest threats we face—and it's going to take a fundamentally different approach to change that. That's what I see in EVOQ Bio.

Tony Robbins is a paid advisor and investor in EVOQ Nano, Inc. and receives equity compensation. His statements reflect his personal views and should not be considered an endorsement or guarantee of the Company's technology or performance.

THE MARKET & OUR TRACTION

A strategic beachhead in cystic fibrosis

The initial commercial focus is the Cystic Fibrosis (CF) patient population, where chronic pulmonary infections are the primary drivers of respiratory failure, which remains the leading cause of morbidity and mortality. This high-need indication allows for focused clinical development and eligibility for orphan drug incentives. We believe validation in CF may serve as the gateway to a significant massive expansion opportunity: that include pneumococcal pneumonia infections impacting an estimated 150,000 patients annually, treating secondary lung infections common with the estimated 15 million COPD patients, or treating the infections that so often accompany immunocompromised patients receiving cancer treatments,

Accelerated by non-dilutive funding and regulatory alignment Development momentum is driven by capital-efficient execution and external validation:

- Competitive funding: The program has secured $498,000 in awards from the Cystic Fibrosis Foundation. This non-dilutive capital supported pre-clinical studies that informed the regulatory strategy.

- Regulatory clarity: A successful Pre-IND meeting with the FDA has provided guidance informing the pathway toward first-in-human studies, helping to shape the IND-enabling development plan.

- Secured commercial rights: Exclusive worldwide license rights for certain therapeutic applications of the technology have been transferred to EVOQ Bio, alongside nonexclusive rights to related manufacturing patents, ensuring a protected position for long-term commercialization and future partnering discussions.

With a well-defined regulatory path, early external validation, and a scalable platform addressing a multi-billion dollar respiratory market, EVOQ Bio is positioned to deliver the next generation of therapies for drug-resistant infections.



WHY INVEST

Invest in the future of infection control

Antibiotic resistance is not just a scientific problem—it is a human crisis. For patients with cystic fibrosis and chronic lung disease, the failure of traditional chemistry often means running out of options. EVOQ Bio is engineering a solution designed to break this cycle.

By pivoting from chemical formulation to physical architecture, the EVOQ platform offers a potential lifeline where standard drugs have failed. Validated by peer-reviewed data showing no observable resistance development over 30 passages and efficacy against 64 clinical isolates.

The technology has received initial regulatory guidance and is advancing through the required preclinical pathway toward clinical trials.

Your capital fuels the final step to the starting line

Investment from this offering directly funds the IND-enabling studies required to initiate first-in-human trials. This is an opportunity to back a scientifically differentiated platform at an early and pivotal stage of development, driven by the conviction that when performance is engineered, patient outcomes can change.

ABOUT

HEADQUARTERS

**1895 West 2100 South
Salt Lake City, UT 84119**

WEBSITE

View Site ↗

EVOQ Bio is a pre-clinical drug development company engineering EVQ-218, a novel antimicrobial candidate targeting pathogens associated with multidrug-resistant lung infections. Peer-reviewed research published in the journal ACS Omega characterizes the precise nanoscale architecture of the platform, while a peer-reviewed study published in the journal Antibiotics demonstrates broad-spectrum antimicrobial activity and no observed resistance over 30 serial passages under conditions where standard-of-care antibiotics showed diminished performance. Supported by $498,000 in awards from the Cystic Fibrosis Foundation, the company has engaged with the FDA through a Pre-IND meeting and is advancing the program toward clinical trials.

TERMS
EVOQ Bio

Overview

INTEREST RATE
0.0%

VALUATION CAP ·
$25M

AMOUNT RAISED ·
$0

DEADLINE ·
Sep. 1, 2026 at 2:59 AM EDT

Breakdown

MIN INVESTMENT ·
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT ·
20.0%

CONVERSION TRIGGER
$5,000,000

SEC Recent Filing →

Offering Memorandum →

Financials ˄

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$18,000	$0

Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$2,000	$0

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock in EVOQ Bio. The amount of Crowdfunding Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $25,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

PLEASE BE AWARE, that as a condition to investment, you will be required to appoint the Company's CEO, or his or her successor, as your proxy to vote any shares issued upon conversion of the SAFE.

*Bonus discount subject to adjustment of bonus discounts for StartEngine safeholders. See discount bonus below.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

EVOQ Biomed, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first

priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to any additional bonus available.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

These are two of my boys, Lincoln and Calvin. Lincoln is seven years old and Calvin is two years old. Every morning they do what every child with cystic fibrosis must do–they fight to keep their lungs clear. They spend over an hour each day doing respiratory treatments — vibrating vests, inhaled medications, airway clearance — all to hold back the infections that never stop trying to take their lungs.

For many people with cystic fibrosis, lung infections aren't occasional — they're constant.

Each cycle of infection can trigger inflammation and lung damage, gradually reducing lung function over time.

And as antibiotic resistance grows, doctors have fewer effective tools to fight these infections.

For many CF families, one of the greatest fears is the possibility that the medications they rely on will stop working.

The need for new approaches has never been more urgent.

At EVOQ Bio, we're developing EVQ-218 — an inhaled antimicrobial designed to help fight the infections that drive lung damage.

In early research, EVQ-218 has shown broad activity against some of the toughest pathogens — including members of the ESKAPE group.

And in serial-passage studies, where bacteria are repeatedly exposed to sub-therapeutic levels of antimicrobials, EVQ-218 showed no resistance after 30 passages — while standard antibiotics like ciprofloxacin and tobramycin showed increasing signs of resistance emergence under the same conditions.

Preclinical inhalation studies have shown promising safety signals, and following our FDA Pre-IND meeting, we have next steps toward first-in-human trials.

EVQ-218 has the potential to change the future of lung infections — giving my boys a chance to breathe a little easier.

A chance to believe that drug-resistant infections don't have to decide their future.

My name is David Parkinson. Two of my daughters, Tessa and Eliza, have cystic fibrosis. It is their fight that motivated me to leave my law firm and to pursue this mission.

Drug-resistant infections threaten every patient with cystic fibrosis — and millions more worldwide.

Through crowdfunding, people like you can help move EVQ-218 into the clinical studies needed to bring this potential therapy to patients.

Antibiotic resistance is growing. Together, we can fight back.

Join us in the fight.

Antibiotic resistance is growing. Together, we can fight back. Join us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:05 PM 03/27/2026
FILED 06:05 PM 03/27/2026
SR 20261451131 - File Number 5672017

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF EVOQ BIOMED, INC.

EVOQ Biomed, Inc. (the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as of February 26, 2026:

A.   The name of the Corporation is EVOQ Biomed, Inc. The original Certificate of Incorporation of the Corporation was filed on February 1, 2023. An Amended and Restated Certificate of Incorporation was filed on March 9, 2026.

B.   This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the DGCL and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL and amends and restates, in its entirety any prior certificate of incorporation and any amendments, corrections, or designations thereto.

C.   The text of the Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation is EVOQ Biomed, Inc.

SECOND: The address of the registered office of the Corporation in Delaware is 838 Walker Road Suite 21-2, Dover, Kent County, DE 19904, and the name of its registered agent at that address is Registered Agent Solutions, Inc.

THIRD: The Corporation's duration shall be perpetual.

FOURTH: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FIFTH:

5.1   Forward Stock Split. Effective upon the filing of this Amended and Restated Certificate of Incorporation (the "Effective Time"): (i) every one (1) issued and outstanding share of Class A Voting Stock or Class B Non-Voting Stock, automatically and without any action on the part of the respective holders thereof, shall be changed, reclassified and subdivided into and shall constitute fifty thousand (50,000) fully paid and nonassessable shares of the same class of stock; (ii) every one (1) authorized but unissued share of Class A Voting Stock or Class B Non-Voting Stock shall be changed, reclassified and subdivided into and shall constitute fifty thousand (50,000) authorized but unissued shares of the same class of stock; and (iii) any issued and outstanding options, warrants or other rights to acquire shares of the Corporation's stock of any class shall similarly be adjusted by increasing the number of shares that may be acquired pursuant to such instruments by a multiple of fifty thousand (50,000) and dividing the strike price or other consideration due per share of stock by fifty thousand (50,000) (collectively, the

"Forward Stock Split"). The Forward Stock Split shall occur whether or not the physical stock certificates (if any were issued and remain outstanding) representing shares of Class A Voting Stock or Class B Non-Voting Stock are surrendered to the Corporation. Any such outstanding physical stock certificates are void.

       5.2   Authorized Shares of Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is: (i) Seventy Million (70,000,000) shares, par value $0.0001 designated as "Class A Voting Stock"; (ii) Twenty Five Million (25,000,000) shares, par value $0.0001 designated as "Class B Non-Voting Stock"; and (iii) Five Million (5,000,000) shares of "blank check" preferred stock, the rights and powers of which may be designated at a future date by the Corporation's board of directors.

       5.3   Rights of Class A Voting Stock.

       (a)   Voting. Each share of Class A Voting Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation.

       5.4   Rights of Class B Non-Voting Stock

       (a)   No Voting Rights. The shares of Class B Non-Voting Stock shall not entitle the holders thereof to vote on any matters for the Corporation under any circumstances.

       5.5   Rights of Blank Check Preferred Stock. The rights and powers of the "blank check" preferred stock may be designated at a future date by the Corporation's board of directors.

       SIXTH: To the fullest extent permitted by the DGCL or pursuant to any successor statute, no director or officer shall be liable to the Corporation or its stockholders for monetary damages. The Corporation shall be entitled to indemnify directors and officers of the Corporation to the fullest extent permitted by the DGCL, including advancing expenses (including attorneys fees) incurred by such officer or director in defending such action on terms and conditions as may be approved by the Corporation's board of directors.

<center>[SIGNATURE PAGE FOLLOWS]</center>


SIGNATURE PAGE TO
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF EVOQ BIOMED, INC.


IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed as of the date set forth above.

EVOQ BIOMED, INC.

By: _____

Name: Shaun Rothwell

Title: CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:13 PM 03/09/2026
FILED 06:13 PM 03/09/2026
SR 20261100758 - File Number 5672017

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF EVOQ BIOMED, INC.**

EVOQ Biomed, Inc. (the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as of February 25, 2026:

A.   The name of the Corporation is EVOQ Biomed, Inc. The original Certificate of Incorporation of the Corporation was filed on February 1, 2023.

B.   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the DGCL and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL and amends and restates, in its entirety any prior certificate of incorporation and any amendments, corrections, or designations thereto.

C.   The text of the Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation is EVOQ Biomed, Inc.

SECOND: The address of the registered office of the Corporation in Delaware is 838 Walker Road Suite 21-2, Dover, DE 19904, and the name of its registered agent at that address is Registered Agent Solutions, Inc..

THIRD: The Corporation's duration shall be perpetual.

FOURTH: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FIFTH:

5.1   Outstanding Shares of Stock. Effective upon the filing of this Amended and Restated Certificate of Incorporation (the "Effective Time"), all 1,000 existing and outstanding shares of stock are designated as Class A Voting Stock.

5.2   Authorized Shares of Stock. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is: (i) One Thousand Four Hundred (1,400) shares, par value $0.001 designated as "Class A Voting Stock"; (ii) Five Hundred (500) shares, par value $0.001 designated as "Class B Non-Voting Stock" and (iii) One Hundred (100) shares of "blank check" preferred stock.

5.3. Rights of Class A Voting Stock.

(a)   Voting. Each share of Class A Voting Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation.

5.4   Rights of Class B Non-Voting Stock.

(a)   No Voting Rights. The shares of Class B Non-Voting Stock shall not entitle the holders thereof to vote on any matters for the Corporation under any circumstances.

5.5   Rights of Blank Check Preferred Stock. The rights and powers of the "blank check" preferred stock may be designated at a future date by the Corporation's board of directors.

SIXTH: To the fullest extent permitted by the DGCL or pursuant to any successor statute, no director or officer shall be liable to the Corporation or its stockholders for monetary damages. The Corporation shall be entitled to indemnify directors and officers of the Corporation to the fullest extent permitted by the DGCL, including advancing expenses (including attorneys fees) incurred by such officer or director in defending such action on terms and conditions as may be approved by the Corporation's board of directors.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF EVOQ BIOMED, INC.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed as of the date set forth above.

EVOQ BIOMED, INC.

By: _____

Name: Shaun Rothwell

Title: CEO

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

• **First:** The name of this Corporation is EVOQ BIOMED, INC.

• **Second:** Its registered office in the State of Delaware is to be located at
838 Walker RoadSuite 21-2Dover Street, in the City of DOVER
County of DE   Zip Code 19904 .

The registered agent in charge thereof is
REGISTERED AGENT SOLUTIONS, INC

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

• **Fourth:** The amount of the total stock of this corporation is authorized to issue is
1,000   shares (number of authorized shares) with a par value of
$0.001   per share.

• **Fifth:** The name and mailing address of the incorporator are as follows:
Name EVOQ NANO, INC.
Mailing Address 1865 W 2100 S, STE 150
SAL LAKE CITY, UT   Zip Code 84119

• **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this
20   day of JANUARY   , A.D. 2023 .

BY: _____
(Incorporator)

NAME: JEFF BENNION, CFO
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered   08:02 PM 02/01/2023
FILED   08:02 PM 02/01/2023
SR 20230342926 - File Number 5672017

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1.   <u>Crowdfunding SAFE Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   <u>Special provisions for cryptocurrency payments</u>. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g) <u>Proceeds.</u> The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i)   To the Company;

    (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii)   As part of an offering registered under the Securities Act with the SEC; or

    (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

    (i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

    (ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   <u>Company Information</u>.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.   Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   <u>Domicile</u>.   Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k)   <u>Broker Dealer Registered Representatives.</u>   Subscriber   understands   and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5.   <u>Manner of Holdings.</u>

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Voting Rights of Securities Sold in this Offering. Proxy</u>.

As a condition to issuance of shares of the Company pursuant to the conversion of the Securities, the Subscriber agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Crowdfunding Stock issued upon conversion of the Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

10. <u>Miscellaneous</u>.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Crowdfunding   %%VESTING_AMOUNT%%
SAFEs the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%
on %%NOW%%.   By:
                                       %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**.   In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock.   The Investor's right to receive its Cash-Out Amount is:

      (i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

      (ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

      (iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"**Crowdfunding Stock**" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)　　The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)　　The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)　　In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)　　Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%